UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Agenus Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00847G705

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847G705	13G (Amendment No. 3)	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Incyte Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,070,195*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,070,195*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,070,195
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%*
12.	TYPE OF REPORTING PERSON (see instructions) CO
*See footnotes to Item 4 below.

CUSIP No. 00847G705	13G (Amendment No. 3)	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Agenus Inc. (“Agenus”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3 Forbes Road Lexington, MA 02421

Item 2(a)	Name of Person Filing:

Incyte Corporation (“Incyte”)

Item 2(b)	Address of the Principal Business Office or, if none, Residence:

1801 Augustine Cut-Off, Wilmington, DE 19803

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

common stock, $0.01 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number:

00847G705

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 12,070,195 shares

(b)	Percent of class: 4.7%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 12,070,195 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,070,195 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 00847G705	13G (Amendment No. 3)	Page 4 of 5 Pages

(1)	The ownership percentage of Incyte has been calculated on the basis of 256,831,180 shares of Common Stock outstanding as of November 5, 2021, as reported by Agenus in Form 10-Q filed by Agenus with the Securities and Exchange Commission on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 00847G705	13G (Amendment No. 3)	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

INCYTE CORPORATION

By:	/s/ Maria E. Pasquale
Maria E. Pasquale
Executive Vice President and
General Counsel